Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

Itaú Unibanco Holding S.A. ("Itaú Unibanco"), complying with the provision in article 157, paragraph 4, Act nº 6,404/76 and art. 24, I, Securities Commission ("CVM") Rule nº 361/02, informs that it had the knowledge on 04/27/2012 about the request sent to Redecard S.A. ("Redecard" or "Company") by one of its shareholders asking for the Company to convene a special general meeting ("AGE") in order to decide on the conduction of a new evaluation within the scope of the public offering with the purpose of cancelling the Redecard’s registration as a publicly listed company ("OPA" or "Offer"), pursuant to article 4º-A, Joint-Stock Company Act. As set forth in art. 24, I, CVM Rule nº 361/02, Itaú Unibanco also informs that, according to the minutes of the meeting of the Board of Directors of the Company held and published on 04/27/2012, the Extraordinary General Meeting shall be convened for 05/18/2012.

Upon the shareholders’ inquiries, Itaú Unibanco restates that, according to Relevant Fact dated of 04/12/2012, the maximum price to be paid within the scope of the OPA will be R$35.00 per share. Thus, with the purpose of enabling the Company’s shareholders to make a founded, well-informed decision at the AGE, Itaú Unibanco communicates that, in case such request for a new evaluation is definitively approved and a new evaluation report determines a price range that does not include the maximum price of R$35.00, it will discontinue the Offer, pursuant to art. 5, § 1, CVM Rule nº 361/02.

This Material Fact statement does not constitute an extension into the United States of the offer mentioned in this Material Fact statement, nor does this Material Fact statement constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States. The offer is not and will not be made, directly or indirectly, in or into the United States and may not be accepted from within the United States.

São Paulo-SP, April 30, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer